EXHIBIT 21.1(a)

LIST OF SUBSIDIARIES

Medical Billing Assistance, Inc. has the following subsidiaries and affiliates:

Subsidiaries’ or Affiliate’s Name	Jurisdiction of Incorporation or Organization	Percentage of Ownership
FCID Medical, Inc.	Florida	100% by Medical Billing Assistance, Inc.
FCID Holdings, Inc.	Florida	100% by Medical Billing Assistance, Inc.
Marina Towers, LLC.	Florida	100% by FCID Holdings, Inc.